SEC
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FEB 27 2017

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SEC

17005937

ANNUAL AUDITED ...

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER PARKMAN WHALING SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 TRAVIS STREET SUITE 600

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon P. Baudin 713-333-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.

(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon P. Baudin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKMAN WHALING SECURITIES LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CCO
Title

[signature]
Notary Public

EDNA BARRAGAN SANCHEZ
Notary Public, State of Texas
My Commission Expires
December 03, 2017

NOTARY ID# 128117456

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKMAN WHALING SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Parkman Whaling Securities LLC

We have audited the accompanying balance sheet of Parkman Whaling Securities LLC (the Company) as of December 31, 2016, and the related statements of income and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Parkman Whaling Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audits of Parkman Whaling Securities LLC's financial statements. The supplemental information is the responsibility of Parkman Whaling Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 23, 2017

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$	84,288
Prepaid expenses - Member		840,000
Prepaid expenses - other		9,747
TOTAL ASSETS	$	934,035

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	10,140
MEMBER'S EQUITY		923,895
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	934,035

See accompanying notes.

PARKMAN WHALING SECURITIES LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Investment banking revenue	$ 4,091,250
EXPENSES:	
Commissions paid	1,400,000
Office and administrative services fee - Member	672,000
Office license fee - Member	168,000
Professional fees	68,154
Registration fees	22,355
Other administrative fees	6,037
TOTAL EXPENSES	2,336,546
NET INCOME	1,754,704
Member's equity, beginning of year	429,191
Capital Contribution	140,000
Capital Distribution	(1,400,000)
Member's equity, end of year	$ 923,895

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers and others	$ 4,091,250
Cash paid for administrative fees and expenses	(3,030,398)
Net cash provided by operating activities	1,060,852
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Member	(1,400,000)
Net cash used in financing activities	(1,400,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(339,148)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	423,436
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 84,288
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 1,754,704
Administrative fees contributed by Member	140,000
Change in operating assets and liabilities:	
Increase in prepaid expenses	(842,404)
Increase in accounts payable	8,552
Net cash provided by operating activities	$ 1,060,852

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Parkman Whaling Securities LLC (the "Company") is a Texas limited liability company, formed on June 19, 2008. The Company is located in Houston Texas and is a wholly-owned subsidiary of Parkman Whaling, LLC (the "Member"). The Company's revenues are derived primarily from underwriting and advisory services. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA). The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i).

The following is a summary of significant accounting policies consistently followed by the Company.

Revenue Recognition – Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete and the revenue is reasonably determinable. Securities related transactions are recognized when transactions close and receivables are recorded at that time.

Estimates – The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement Presentation – The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for federal income taxes. Texas margin tax is accrued and included as a component of management fee and administrative expense. For the year ended December 31, 2016, the Company had margin tax expense of $3,167.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expenses in the statement of operations and members equity.

2. AGREEMENTS AND COMMITMENTS

The Company entered into an office and administrative services agreement with Parkman Whaling LLC whereby Parkman Whaling LLC provides administrative and operational services, facilities, furniture and pays overhead expenses of the Company. The Company also entered into an office license agreement to utilize office space for a monthly rent allocation of $14,000.

Office and administrative services and office license fees for 2016 were $840,000. Parkman Whaling LLC contributed capital to the Company in the amount of $140,000, comprised of $112,000 and $28,000 for fees related to office administrative and operational services and office license fees, respectively, in lieu of cash payment during the year ended December 31, 2016.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2016 the Company had net capital of $74,148 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1 at December 31, 2016. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company of no greater than 15 to 1.

4. CONCENTRATIONS AND CREDIT RISK

The Company's bank balance, which was $84,288 at December 31, 2016, is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables. During the year ended December 31, 2016, two customers accounted for 100% of investment banking revenue.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2017, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2016.

NET CAPITAL	
Total member's equity qualified for net capital	$ 923,895
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	849,747
Net capital	$ 74,148
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 676
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 69,148
Ratio: Aggregate indebtedness to net capital	.14 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2016, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Parkman Whaling Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Parkman Whaling Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Parkman Whaling Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions), and (2) Parkman Whaling Securities LLC stated that Parkman Whaling Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Parkman Whaling Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Parkman Whaling Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 23, 2017

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

PARKMAN WHALING SECURITIES LLC

Parkman Whaling Securities, LLC. Assertions

Parkman Whaling Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Parkman Whaling Securities, LLC

I, Brandon P Baudin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon P. Baudin, CCO

January 4, 2017

600 TRAVIS, SUITE 600 • HOUSTON, TEXAS 77002 • TELEPHONE 713.333.8400 • FACSIMILE 713.333.8420